Exhibit 12.1

The Dow Chemical Company and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	For the year ended December 31,
	2006	2005	2004	2003	2002
	(in millions)
Net income (loss) from continuing operations	$3,724	$4,535	$2,797	$1,739	$(405)
Add (deduct):
Income taxes	1,155	1,782	877	(82)	(280)
Capitalized interest	(73)	(56)	(48)	(48)	(51)
Amortization of capitalized interest	70	70	65	65	61
Equity in earnings of non-consolidated affiliates	(959)	(964)	(923)	(322)	(40)
Distributed income of earnings of non-consolidated affiliates	616	495	370	130	93
Minority interests’ share in income	93	82	122	94	63
Preferred security dividends	(77)	(65)	(54)	(53)	(56)

Adjusted earnings (loss)	$4,549	$5,879	$3,206	$1,523	$(615)

Fixed charges:
Interest expense including amortization of debt discount and capitalized debt costs	$616	$702	$747	$828	$774
Capitalized interest	73	56	48	48	51
Preferred security dividends	77	65	54	53	56
Rental expense - interest component	131	133	135	121	126

Total fixed charges	$897	$956	$984	$1,050	$1,007
Earnings available for the payment of fixed charges	$5,446	$6,835	$4,190	$2,573	$392
Ratio of earnings to fixed charges	6.1x	7.2x	4.3x	2.5x	(a )

(a)	As a result of a pretax charge of $828 million related to Union Carbide Corporation’s potential asbestos-related liability and pretax merger-related expenses and restructuring charges of $280 million, earnings for the year ended December 31, 2002 were inadequate to cover fixed charges, with a deficiency of $615 million.